SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34309; 812-15212

Capital Southwest Corporation

June 22, 2021

AGENCY: Securities and Exchange Commission ("Commission")

ACTION: Notice.

Notice of an application for an order under section 6(c) of the Investment Company Act of
1940 (the "Act") for an exemption from sections 23(a), 23(b) and 63 of the Act, an pursuant
sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act permitting certain joint
transactions otherwise prohibited by section 57(a)(4) of the Act, and pursuant section 23(c)(3)
of the Act for an exemption from section 23(c) of the Act.

Summary of the Application: Capital Southwest Corporation ("Company" or "Applicant"),
requests an order ("Order") to permit it to (i) issue restricted shares of its common stock
("Restricted Stock") under the terms of its 2021 Employee Restricted Stock Award Plan (the
"2021 Plan") as part of the compensation package for certain of its employees in the 2021 Plan,
and (ii) withhold shares of the Company's common stock or purchase shares of the Company's
common stock from the participants to satisfy tax withholding obligations relating to the
vesting of Restricted Stock pursuant to the 2021 Plan.

Applicant: Capital Southwest Corporation

Filing Dates: The application was filed on March 29, 2021, and amended on May 17, 2021 and
on June 14, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing by e-mailing the

Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of

the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on

July 16, 2021, and should be accompanied by proof of service on the applicants, in the form of

an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability

of a hearing on the matter, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by e-mailing the Commission's

Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants:

bdiehl@capitalsouthwest.com; msarner@capitalsouthwest.com.

FOR FURTHER INFORMATION CONTACT: Asen Parachkevov, Senior Counsel, at (202)

551-6908 or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment

Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   The Company, a Texas corporation, is an internally managed, non-diversified,

closed-end investment company that has elected to be regulated as a business development

company ("BDC") under the Act.[1] The Company's investment objective is to produce attractive

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[1] Capital Southwest was incorporated in Texas in 1961. On March 30, 1988 Capital Southwest elected to be regulated as a BDC. Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

risk-adjusted returns by generating current income from its debt investments and capital appreciation from its equity and equity related investments.

2. Shares of the Company's common stock are traded on the NASDAQ Global Select Market under the symbol "CSWC." As of March 31, 2021, there were 23,344,836 and 21,005,324 shares of the Company's common stock issued and outstanding, respectively. As of March 31, 2021, the Company had an aggregate of 21 employees.

3. The Company currently has a seven-member board of directors (the "Board"), of whom one is an "interested person" of the Company within the meaning of section 2(a)(19) of the Act and six are not interested persons (the "Non-interested Directors"). The Company has six directors who are neither officers nor employees of the Company.

4. The Company believes that its successful performance depends on its ability to offer fair compensation packages to its professionals that are competitive with those offered by other investment management businesses. The Company believes the highly specialized nature of its business, the competitiveness of its market and the small size of its employee base relative to its assets and revenue make such retentions even more critical for the Company, and that the ability to offer equity-based compensation to its professionals is vital to the Company's future growth and success.

5. The Commission previously issued certain exemptive orders (the "Prior Orders"), which, among other things, (i) permit the Company to issue restricted shares of its common stock under the terms of the Company's 2010 Restricted Stock Award Plan (the "2010 Plan") as part of the compensation packages for certain of its employees and certain employees of its wholly-owned subsidiaries, and (ii) allow the Company to withhold shares of the Company's common stock or purchase shares of the Company's common stock from the Participants (as

defined in the 2010 Plan) to satisfy tax withholding obligations relating to the vesting of

Restricted Stock (as defined in the 2010 Plan) pursuant to the 2010 Plan.[2]

6.   The Company states that the right to grant restricted stock awards under the 2010

Plan will terminate on July 18, 2021 and that in connection with the termination of the 2010

Plan, the Board approved the 2021 Plan as part of the compensation packages for certain of its

employees, the terms of which are, in all material respects, identical to the 2010 Plan. The

Company states that the relief that Applicant is requesting under the Order would provide the

same relief with respect to the 2021 Plan as previously provided by the Commission in the

Prior Orders with respect to the 2010 plan. The Order would supersede the Prior Orders, with

the result that the Company will no longer rely on the Prior Orders if the Order is granted.

7.   The 2021 Plan will authorize the issuance of shares of Restricted Stock by the

Company to certain of its employees. The Company states that the Restricted Stock will be

subject to restrictions on transferability and other restrictions as required by the Compensation

Committee of the Board, which will be comprised solely of "non-employee directors" within the

meaning of rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of

whom also is not an "interested person" of the Company within the meaning of section 2(a)(19)

of the Act. The Company states that except to the extent restricted under the terms of the 2021

Plan, a Participant (as defined in the 2021 Plan) who is granted Restricted Stock will have all the

rights of any other shareholder, including the right to vote the Restricted Stock and the right to

receive dividends. The Company states that during the restriction period (i.e., prior to the lapse

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[2] "Prior Orders" refers to the exemptive order issued by the Commission on October 26, 2010 (see Capital Southwest Corporation, Investment Company Act Release Nos. 29450 (notice) (September 29, 2010) and 29491 (order) (October 26, 2010)) and as amended by the exemptive order issued by the Commission on August 22, 2017 (see Capital Southwest Corporation, Investment Company Act Release Nos. 32742 (notice) (July 25, 2017) and 32787 (order) (August 22, 2017)).

of the applicable forfeiture restrictions), the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant. The Company states that except as the Board otherwise determines, upon termination of a Participant's employment during the applicable restriction period, Restricted Stock for which forfeiture restrictions have not lapsed at the time of such termination shall be forfeited.

8. The Company states that the value of Restricted Stock generally will be taxable to the recipient as ordinary income in the years in which the restrictions on the shares lapse and that such value will be the fair market value of the shares on the dates the restrictions lapse. The Company states that the 2021 Plan authorizes the Company to withhold common stock (in whole or in part) from any award of restricted shares granted at the time the Restricted Stock is taxed in satisfaction of a Participant's tax obligations.

9. The Company states that maximum amount of Restricted Stock that may be issued and outstanding will not at the time of issuance of any Restricted Stock exceed 10% of the Company's outstanding voting securities.[3] In addition, the Company states that no Participant may be granted more than 25% of the shares reserved for issuance under the 2021 Plan.

10. The Company states that each issuance of Restricted Stock under the 2021 Plan will be approved by the required majority, as defined in section 57(o) of the Act,[4] of the Company's directors on the basis that the issuance is in the best interests of the Company and its shareholders. The Company states that the date on which the required majority approves an

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[3] For purposes of calculating compliance with this limit, Capital Southwest counts as Restricted Stock all shares of its common stock that are issued pursuant to the 2021 Plan, less any shares that are forfeited back to Capital Southwest and cancelled as a result of forfeiture restrictions not lapsing.

[4] Section 57(o) of the Act provides that the term "required majority," when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC's directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

issuance of Restricted Stock will be deemed the date on which the subject Restricted Stock is granted.

11.　　The Company states that the 2021 Plan was approved by the Board as a whole, including the required majority as defined in section 57(o) of the Act, on March 26, 2021. The Company states that if the Commission issues the Order, the 2021 Plan will become effective upon receipt of the approval of the Company's shareholders.

<u>Applicant's Legal Analysis:</u>

<u>Sections 23(a) and (b), Section 63</u>

1.　　Under section 63 of the Act, the provisions of section 23(a) of the Act generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities are made applicable to BDCs. This provision would prohibit the issuance of Restricted Stock as a part of the 2021 Plan.

2.　　Section 23(b) generally prohibits a registered closed-end management investment company from selling its common stock at a price below its current net asset value ("NAV"). Section 63(2) makes section 23(b) applicable to BDCs unless certain conditions are met. Because Restricted Stock that would be granted under the 2021 Plan would not meet the terms of section 63(2), sections 23(b) and 63 prohibit the issuance of the Restricted Stock.

3.　　Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   The Company requests an order pursuant to section 6(c) of the Act granting an exemption from the provisions of sections 23(a) and (b) and section 63 of the Act. The Company states that the concerns underlying those sections include: (a) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (b) complication of the investment company's structure that makes it difficult to determine the value of the company's shares; and (c) dilution of shareholders' equity in the investment company. The Company states that the 2021 Plan does not raise concerns about preferential treatment of the Company's insiders because the 2021 Plan is a bona fide compensation plan of the type common among corporations generally. In addition, section 61(a)(3)(B) of the Act permits a BDC to issue to its officers, directors and employees, pursuant to an executive compensation plan, warrants, options and rights to purchase the BDC's voting securities, subject to certain requirements. The Company states that, for reasons that are unclear, section 61 and its legislative history do not address the issuance by a BDC of restricted stock as incentive compensation. The Company states, however, that the issuance of Restricted Stock is substantially similar, for purposes of investor protection under the Act, to the issuance of warrants, options, and rights as contemplated by section 61 of the Act. The Company also asserts that the 2021 Plan would not become a means for insiders to obtain control of the Company because the number of shares of the Company issuable under the 2021 Plan would be limited as set forth in the application.

5.   The Company further states that the 2021 Plan will not unduly complicate the Company's structure because equity-based compensation arrangements are widely used among corporations and commonly known to investors. The Company notes that the 2021 Plan will be submitted to its shareholders for their approval. The Company represents that a concise, "plain

English" description of the 2021 Plan, including its potential dilutive effect, will be provided in the proxy materials that will be submitted to the Company's shareholders. The Company also states that it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Exchange Act. The Company further notes that the 2021 Plan will be disclosed to investors in accordance with the requirements of the Form N-2 registration statement for closed-end investment companies, and pursuant to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies. In addition, the Company will comply with the disclosure requirements for executive compensation plans applicable to BDCs.[5] The Company thus concludes that the 2021 Plan will be adequately disclosed to investors and appropriately reflected in the market value of the Company's shares.

6.   The Company acknowledges that, while awards granted under the 2021 Plan would have a dilutive effect on the shareholders' equity in the Company, that effect would be outweighed by the anticipated benefits of the 2021 Plan to the Company and its shareholders. The Company asserts that it needs the flexibility to provide the requested equity-based employee compensation in order to be able to compete effectively with other financial services firms for talented professionals. These professionals, the Company suggests, in turn are likely to increase the Company's performance and shareholder value. The Company also asserts that equity-based compensation will help align the interests of the Company's employees with those of its shareholders. In addition, the Company states that its shareholders will be further protected by the conditions to the requested order that assure continuing oversight of the operation of the 2021 Plan by the Company's Board.

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[5] See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8765 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

Section 57(a)(4), Rule 17d-1

7. Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in section 57(b) ("57(b) persons"), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such an order. Rule 17d-1, made applicable to BDCs by section 57(i), proscribes participation in a "joint enterprise or other joint arrangement or profit-sharing plan," which includes a stock option or purchase plan. Employees and directors of a BDC are 57(b) persons. Thus, the issuance of shares of Restricted Stock could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of section 57(a)(4). Rule 17d-1(b) provides that, in considering relief pursuant to the rule, the Commission will consider (i) whether the participation of the company in a joint enterprise is consistent with the Act's policies and purposes and (ii) the extent to which that participation is on a basis different from or less advantageous than that of other participants.

8. The Company requests an order pursuant to sections 57(a)(4) and 57(i) of the Act and under rule 17d-1 to permit the Company to issue Restricted Stock under the 2021 Plan. The Company states that the 2021 Plan, although benefiting the Participants and The Company in different ways, is in the interests of the Company's shareholders because the 2021 Plan will help align the interests of the Company's employees and officers with those of its shareholders, which will encourage conduct on the part of those employees and officers designed to produce a better return for the Company's shareholders. Additionally, section 57(j)(1) of the Act expressly permits any director, officer or employee of a BDC to acquire warrants, options and rights to purchase voting securities of such BDC, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of

section 61(a)(3)(B) of the Act. Applicant submits that the issuance of Restricted Stock pursuant to the 2021 Plan poses no greater risk to stockholders than the issuances permitted by section 57(j)(1) of the Act.

Section 23(c)

9.   Section 23(c) of the Act, which is made applicable to BDCs by section 63 of the Act, generally prohibits a BDC from purchasing any securities of which it is the issuer except in the open market pursuant to tenders, or under other circumstances as the Commission may permit to ensure that the purchases are made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Applicant states that the withholding or purchase of shares of Restricted Stock and common stock in payment of applicable withholding tax obligations or of common stock in payment for the exercise price of a stock option might be deemed to be purchases by the Company of its own securities within the meaning of section 23(c) and therefore prohibited by the Act.

10.   Section 23(c)(3) of the Act permits a BDC to purchase securities of which it is the issuer in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Applicant believes that the requested relief meets the standards of section 23(c)(3).

11.   Applicant submits that these purchases will be made in a manner that does not unfairly discriminate against Applicant's stockholders because all purchases of Applicant's stock will be at the closing price of the common stock on the Nasdaq Global Market (or any primary exchange on which its shares of common stock may be traded in the future) on the relevant date (*i.e.*, the public market price on the date of grant of Restricted Stock). Applicant submits that because all transactions with respect to the 2021 Plan will take place at the public market price

for the Applicant's common stock, these transactions will not be significantly different than could be achieved by any stockholder selling in a market transaction. Applicant represents that no transactions will be conducted pursuant to the requested order on days where there are no reported market transactions involving Applicant's shares.

12.   Applicant represents that the withholding provisions in the 2021 Plan do not raise concerns about preferential treatment of Applicant's insiders because the 2021 Plan is a bona fide compensation plan of the type that is common among corporations generally. Furthermore, the vesting schedule is determined at the time of the initial grant of the Restricted Stock. Applicant represents that all purchases may be made only as permitted by the 2021 Plan, which will be approved by the Applicant's stockholders prior to any application of the relief. Applicant believes that granting the requested relief would be consistent with the policies underlying the provisions of the Act permitting the use of equity compensation as well as prior exemptive relief granted by the Commission under section 23(c) of the Act.

Applicant's Conditions:

Applicant agrees that the order granting the requested relief will be subject to the following conditions:

1.   The 2021 Plan will be authorized by the Company's shareholders.

2.   Each issuance of Restricted Stock to officers and employees will be approved by the required majority, as defined in section 57(o) of the Act, of the Company's directors on the basis that such grant is in the best interests of the Company and its shareholders.

3.   The amount of voting securities that would result from the exercise of all of the Company's outstanding warrants, options, and rights, together with any Restricted Stock issued and outstanding pursuant to the 2021 Plan and any other compensation plans of the Company, at

the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all of the Company's outstanding warrants, options, and rights issued to the Company's directors, officers, and employees, together with any Restricted Stock issued pursuant to the 2021 Plan and any other compensation plans of the Company, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to the 2021 Plan and any other compensation plans of the Company, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

4. The amount of Restricted Stock issued and outstanding will not at the time of issuance of any Restricted Stock exceed 10% of the Company's outstanding voting securities.

5. The Board will review the 2021 Plan at least annually. In addition, the Board will review periodically the potential impact that the issuance of Restricted Stock under the 2021 Plan could have on the Company's earnings and NAV per share, such review to take place prior to any decisions to grant Restricted Stock under the 2021 Plan, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Board will be authorized to take appropriate steps to ensure that the issuance of Restricted Stock under the 2021 Plan will be in the best interests of the Company's shareholders. This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the

2021 Plan. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary